EXHIBIT 21
Subsidiaries of the Company
Digi International GmbH
Digi International (HK) Ltd.
Digi International Kabushikikaisha
Digi International Limited
Digi International SARL
ITK International, Inc.
NetSilicon, Inc.
Digi International Spain S.A.
Sarian Systems, Ltd.
Spectrum Design Solutions Inc.
Digi Wireless Singapore Pte. Ltd.
Digi m2m Solutions India Pvt. Ltd.